Exhibit 99.1



                              FOR IMMEDIATE RELEASE



Investor Relations:                                   Media Relations:
Emer Reynolds                                         Davia Temin
Ph: 353-1-709-4000                                    Ph: 212-407-5740
Chris Burns                                           Elizabeth Headon
Ph: 800-252-3526                                      Ph: 353-1-498-0300


         ELAN ANNOUNCES WEBCAST OF THIRD QUARTER 2005 FINANCIAL RESULTS

DUBLIN, IRELAND, OCTOBER 4, 2005 -- Elan Corporation, plc announced today that it will host a conference call on Thursday, October 27, 2005 at 8:30 a.m. Eastern Time (ET), 1:30 p.m. British Summer Time (BST) with the investment community to discuss Elan's third quarter 2005 financial results, which will be released before the U.S. and European financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.